02037912

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ____________

RECD S.E.C.
JUL - 1 2002
1086

Commission file number: 001-31256

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CLARK/BARDES, INC. 401K SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Clark/Bardes, Inc.
The Clark/Bardes Building
102 South Wynstone Park Drive
North Barrington, Illinois 60010

REQUIRED INFORMATION

Clark/Bardes, Inc. 401k Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

PROCESSED
JUL 1 1 2002
THOMSON
FINANCIAL P

CLARK/BARDES, INC. 401K SAVINGS PLAN

CONTENTS

Report of Independent Certified Public Accountants

Plan Administrator
Clark/Bardes, Inc. 401k Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Clark/Bardes, Inc. 401k Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Clark/Bardes, Inc. 401k Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LANE GORMAN TRUBITT, L.L.P.

Dallas, Texas
June 26, 2002

Clark/Bardes, Inc. 401k Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2001	2000
ASSETS		
Investments at fair value:		
Mutual funds	$ 22,028,187	$ 5,922,787
Pooled separate funds	-	9,530,059
Insurance company general account funds	-	3,421
Investment in Clark/Bardes, Inc.	250,639	86,109
Interest bearing cash	809,481	-
Participant loans	414,083	303,054
Total investments	23,502,390	15,845,430
Cash	-	5,572
Total assets	23,502,390	15,851,002
LIABILITIES		
Unallocated remittances	-	4,368
NET ASSETS AVAILABLE FOR BENEFITS	$ 23,502,390	$ 15,846,634

The accompanying notes are an integral part of these statements.

Clark/Bardes, Inc. 401k Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31,

	2001	2000
ADDITIONS		
Interest and dividend income	$ 271,422	$ 112,550
Participant contributions	2,572,356	2,154,777
Rollover contributions	1,115,029	806,338
Employer contributions	1,013,057	837,662
Transfers in	4,758,429	-
Total additions	9,730,293	3,911,327
DEDUCTIONS		
Net depreciation in fair value of investments	737,467	1,561,026
Benefit payments to participants	1,328,790	1,455,119
Administrative expenses	8,280	1,150
Total deductions	2,074,537	3,017,295
Net increase	7,655,756	894,032
Net assets available for benefits at Beginning of year	15,846,634	14,952,602
End of year	$ 23,502,390	$ 15,846,634

The accompanying notes are an integral part of these statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Method of Accounting

The accounting records of the Plan are maintained on the accrual basis in accordance with accounting principals generally accepted in the United States of America. Certain administrative expenses of the Plan are paid by the Plan. The remaining administrative expenses are paid by the Company.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The Plan's investments are carried at fair value. If available, quoted market prices are used to value investments. If not available, an estimated fair value is used. Participant loans are valued at cost, which approximates fair value. Changes in market value are reflected in operations. Purchases and sales of investments are recorded on the trade-date basis. Net appreciation and depreciation in the fair value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains or losses on investments held at year end. The Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in Clark/Bardes, Inc. common stock.

1. DESCRIPTION OF PLAN

The following description of the Clark/Bardes, Inc. 401k Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Clark/Bardes, Inc. and participating employers ("Company"). Each covered employee must have completed six months of service with the Company and attained age twenty-one or older. The Plan is a 401(k) plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was adopted to enable eligible employees to defer compensation and share in employer contributions and to save and invest funds for retirement. The Plan meets the statutory provisions required by the Tax Reform Act of 1986.

Transfers in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan. Effective September 1, 2001, the Compensation Resource Group Inc. 401(k) Plan, the Phynque Inc. 1993 Profit Sharing and Incentive Savings Plan, the Rich, Florin/Solutions 401(k) Profit Sharing Plan & Trust and the Pearl Meyer & Partners, Inc. 401(k) Plan merged into the Plan.

Plan Administration

The Plan is administered by a group of trustees appointed by the Board of Directors of the Company. The duties of the trustees are to oversee the operations of the Plan and to provide for prudent investment of Plan assets. Accordingly, the trustees have been granted discretionary authority concerning investment and management activities.

1. DESCRIPTION OF PLAN (Continued)

Contributions

Participants may elect to defer a portion of their total compensation into the Plan of not more than fifteen percent (15%) subject to a maximum contribution as required under Section 402(g) of the Internal Revenue Code ("Code"). Participants may also contribute amounts representing distributions from other qualified benefit plans.

The Company makes a non-discretionary matching contribution proportionate to the participants' elective contributions, up to three percent (3%) of their compensation. The Company may make additional contributions to the Plan each year at the sole discretion of the Company, within the limits of Internal Revenue Service Regulations.

Withdrawals

A participant has the right to receive all or any portion of their vested Employer and Employee Contribution Accounts after they attain normal retirement age, upon termination of service, or upon qualifying for early retirement. Normal retirement age is fifty-nine and one-half (59 ½) and early retirement age is fifty-five (55). In-service distributions prior to age 59 ½ are subject to meeting strict hardship guidelines established by the Internal Revenue Service.

Participant Accounts

Each participant's account is credited with the Participant's contribution and an allocation of (a) the Company's contribution, if any, and (b) Plan earnings and losses. Forfeitures of terminated Participants' nonvested accounts supplement Company contributions.

Allocations are based on Participant earnings or account balances, as defined. The participant determines both the amount to be invested and the allocation of the investment to one or more of the investment funds. The benefit to which a Participant is entitled is limited to the amount of the Participant's vested account balance.

Participants are immediately vested in their elective contributions and the earnings received on those contributions. Vesting in the remainder of their accounts and the earnings thereon is based upon years of service with the Company. After completing 3 years of service, participants will be one hundred percent (100%) vested. Full and immediate vesting will also occur upon attainment of normal retirement age, early retirement age if still employed at that date, death or disability. Participants who leave the Company before they are fully vested in the Company's contributions forfeit their nonvested portion.

Investment Options

Upon enrollment in the Plan, a participant may direct the contributions made to the Plan, for or on behalf of the participant, to any one or more of the investment funds determined at the discretion of the Plan committee and in such multiples as the Plan committee prescribes. A participant may at any time change his or her investment direction with respect to future contributions or redirect the investment of his or her account balances. All investments are participant directed.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the Code. In the event of Plan termination, Participants will become 100% vested in their accounts.

Payments of Benefits

On termination of service, a Participant receives a lump-sum payment, installments, an annuity, or a direct rollover equal to the value of the vested portion of the Participant's accounts, unless the Participant elects to remain in the Plan. Benefits paid to participants are recorded by the Plan when paid.

1. DESCRIPTION OF PLAN (Continued)

Custodian

On September 1, 2001, the Plan was amended to convert to a Fidelity Basic Plan document and the net assets of the Plan were transferred to Fidelity Management Trust Company, the new custodian of the Plan.

Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 18, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

The Plan has been amended since receiving its determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2001. Therefore, no provision for income taxes is included in the Plan's financial statements.

Participant Loans

The Plan allows for Participants to borrow from his or her account under the Plan. These borrowings must be for an amount not less than $1,000 and not greater than the lesser of 50% of the Participant's vested account balance or $50,000. Any loan must be repaid within 5 years unless otherwise approved and will bear a reasonable rate of interest.

2. INVESTMENTS

The following investments represent 5% or more of the Plan's net assets available for benefits.

	December 31,	
	2001	2000
Morgan Stanley Institutional Small Company Growth Portfolio – Class B	$ 2,313,574	$ -
Fidelity Blue Chip Growth Fund	2,652,399	-
Fidelity Low-Priced Stock Fund	1,263,023	-
Fidelity Equity Income Fund II	2,979,795	-
Fidelity Investment Trust Diversified International Fund	2,522,249	-
Fidelity Freedom 2030 Fund	1,405,763	-
Spartan US Equity Index Fund	3,802,610	-
Fidelity Freedom 2040 Fund	1,182,129	-
American Century Ultra	-	1,023,011
Orchard S&P 500 Index	-	1,015,676
Profile Series I	-	1,054,056
Profile Series II	-	1,102,852
The Investment Company of America – Class A	-	1,863,559
New Perspective Fund – Class A	-	1,174,260
Europacific Growth Fund – Class A	-	855,618
Smallcap World Fund – Class A	-	924,343

The Plan's investments (including realized and unrealized gains and losses) appreciated (depreciated) in value as follows:

	Year ended December 31,	
	2001	2000
Pooled separate funds	$ (1,203,567)	$ (1,153,085)
Clark/Bardes, Inc. common stock	(17,000)	(26,126)
Mutual funds	483,100	(381,815)
	$ (737,467)	$ (1,561,026)

3. PARTICIPANT LOANS

Participant loans are due at various dates through June 30, 2030. Payments range from $9 to $845 semi-monthly, bi-weekly, or quarterly and include interest ranging from 6.25% to 10.50%. The notes are collateralized by the participants' vested interest in the Plan.

4. REPORTABLE TRANSACTIONS

During the years ended December 31, 2001 and 2000, there were no loans in default or uncollectible, or non-exempt transactions with parties-in-interest which would require supplemental presentation under Department of Labor regulations.

5. INVESTMENT CONTRACTS WITH INSURANCE COMPANY

General Accounts Funds

In 1998, the Plan entered into an investment contract with Great-West Life & Annuity Insurance Company ("Great-West"). Great-West maintains certain contributions in a general account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Great-West. The contract is included in the financial statements at fair value, which approximates contact value, as reported to the Plan by Great-West. The average crediting interest rate and average yield for the guaranteed fund fluctuates with the activities of the underlying contacts and approximated 4.3% for the year ended December 31, 2000. In September 2001, all general account funds were liquidated and transferred to a new custodian.

Pooled Separate Funds

In 1998, the Plan entered into an investment contract with Great-West. Great-West maintains certain contributions in a pooled separate account. Assets of this contract are invested in shares of the specific mutual funds elected in the contract application. The account is credited with earning on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Great-West. The contract is included in the financial statements at fair value, which approximates contract value as reported to the Plan by Great-West based upon the fair value of the fund's underlying assets. In September 2001, all pooled separate funds were liquidated and transferred to a new custodian.

Asset Management Charges

An asset management charge is deducted from the assets on a daily basis. These charges are netted against investment income in the accompanying financial statements. The charge is reviewed on an annual basis, and ranges from .25% to 1.25% depending on the Participant account values.

6. RELATED PARTIES

Certain Plan investments are shares of funds managed by Fidelity Investments, an entity affiliated with the trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

The Plan permits investments in common stock of the Company. These transactions qualify as exempt party-in-interest transactions.

Substantially all of the policies underlying the programs marketed by the Company are underwritten by 14 life insurance companies, which includes Great-West Life & Annuity Insurance Company.

SUPPLEMENTAL INFORMATION

Clark/Bardes, Inc. 401k Savings Plan
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Identity of Issuer	Description of Investment		Current Value
	Mutual Funds		
Morgan Stanley Funds	Morgan Stanley Institutional Small Company Growth Portfolio – Class B	$	2,313,574
Domini Social Investments	Domini Institutional Trust Social Equity Fund		256,397
Janus Funds	Janus Advisor Series Capital Appreciation Fund		885,294
Janus Funds	Janus Advisor Series Balanced Fund		616,350
Fidelity Investments *	Fidelity Select Health Care Portfolio		72,987
Fidelity Investments *	Fidelity Select Technology Portfolio		126,757
Fidelity Investments *	Fidelity Select Utilities Portfolio		16,577
Fidelity Investments *	Fidelity Select Financial Services Portfolio		104,846
Fidelity Investments *	Fidelity Blue Chip Growth Fund		2,652,399
Fidelity Investments *	Fidelity Low-Priced Stock Fund		1,263,023
Fidelity Investments *	Fidelity Equity Income Fund II		2,979,795
Fidelity Investments *	Fidelity Investment Trust Diversified International Fund		2,522,249
Fidelity Investments *	Fidelity Freedom Income Fund		50,393
Fidelity Investments *	Fidelity Freedom 2000 Fund		82,416
Fidelity Investments *	Fidelity Freedom 2010 Fund		169,133
Fidelity Investments *	Fidelity Freedom 2020 Fund		345,490
Fidelity Investments *	Fidelity Freedom 2030 Fund		1,405,763
Fidelity Investments *	Fidelity Select Natural Resources Portfolio		39,057
Fidelity Investments *	Fidelity Select Cyclical Industries Portfolio		31,560
Fidelity Investments *	Fidelity Select Consumer Industry Fund		6,900
Fidelity Investments *	Spartan U.S. Equity Index Fund		3,802,610
Fidelity Investments *	Fidelity U.S. Bond Index Fund		1,102,488
Fidelity Investments *	Fidelity Freedom 2040 Fund		1,182,129
Clark/Bardes, Inc. *	Employer Common Stock		250,639
	Interest Bearing Cash		
*Fidelity Investments **	*Fidelity Retirement Money Market Fund*		809,481
Participant Loans *	Interest rates ranging from 6.25% to 10.50%		414,083
		$	23,502,390

* - party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan), have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLARK/BARDES, INC. 401K SAVINGS PLAN

By: Clark/Bardes, Inc.
Plan Administrator

June 28, 2002

Thomas M. Pyra
Chief Financial Officer and Chief Operating Officer

EXHIBIT 23.01

CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-6892) of Clark/Bardes, Inc. of our report dated June 26, 2002 relating to the financial statements of Clark/Bardes, Inc. 401k Savings Plan, which appears in this Form 11-K.

LANE GORMAN TRUBITT, L.L.P.

Dallas, Texas
June 28, 2002

June 28, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Annual Report on Form 11-K in respect of the Clark/Bardes, Inc. 401(k) Savings Plan.

Ladies and Gentlemen:

Enclosed please find four complete copies (one manually signed and three conformed copies) of the Annual Report on Form 11-K in respect of the Clark/Bardes, Inc. 401(k) Savings Plan.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it in the stamped, self-addressed envelope. Please feel free to call Tom Pyra, CFO, COO of Clark/Bardes, Inc. if you have any questions concerning this filing.

Very truly yours,

LANE
CERTIFIED PUBLIC
GORMAN
ACCOUNTANTS
TRUBITT
AND CONSULTANTS
L.L.P.

Report of Independent Certified Public Accountants

Plan Administrator
Clark/Bardes, Inc. 401k Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Clark/Bardes, Inc. 401k Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Clark/Bardes, Inc. 401k Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LANE GORMAN TRUBITT, L.L.P.

Dallas, Texas
June 26, 2002

2626 Howell
The Seventh Floor
Dallas, Texas 75204
214.871.7500
Fax 214.871.0011
Toll Free 877.231.7500
www.lgt-cpa.com